UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 29, 2016

Tesoro Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-3473	95-0862768

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19100 Ridgewood Pkwy San Antonio, Texas	78259-1828

(Address of principal executive offices)	(Zip Code)

(210) 626-6000
(Registrant’s telephone number,
including area code)

Not Applicable
(Former name or former address, if
changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on November 16, 2016, Tesoro Corporation (the "Company" or "Tesoro") entered into a financing commitment letter (the "Original Commitment Letter") with Goldman Sachs Bank USA ("GS Bank") and Goldman Sachs Lending Partners LLC ("GSLP", and together with GS Bank, "Goldman Sachs") providing Goldman Sachs’ commitments with respect to debt financing to be utilized in connection with funding the Company’s proposed merger (the "Merger") with Western Refining, Inc. ("Western").

On November 29, 2016, the Company entered into an amended and restated commitment letter (the "Amended and Restated Commitment Letter") with GS Bank, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., a member of MUFG, a global financial group, Wells Fargo Bank, National Association, Wells Fargo Securities LLC, WF Investment Holdings, LLC, SunTrust Bank, SunTrust Robinson Humphrey, Inc., UBS AG, Stamford Branch and UBS Securities LLC (collectively, the "Commitment Parties"), which replaced and superseded the Original Commitment Letter and the commitments contemplated thereby in its entirety.

Subject to the terms and conditions set forth in the Amended and Restated Commitment Letter, the Commitment Parties have committed to provide (i) a 364-day senior unsecured bridge facility in an aggregate principal amount not to exceed $2.15 billion (the "Bridge Facility") and (ii) to the extent certain proposed amendments to the Company’s existing credit facility (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 30, 2016) (the "Existing Credit Facility") are not obtained, a senior secured backstop credit facility in an aggregate principal amount up to $2.0 billion (the "Backstop Facility") for purposes of refinancing the Existing Credit Facility. The terms and conditions of the Bridge Facility and the Backstop Facility are substantially the same as in the Original Commitment Letter.

The Amended and Restated Commitment Letter also contemplates certain amendments to the existing credit facility, and an incremental revolving facility in the aggregate principal amount of $1.0 billion (the "Incremental Facility"). The Company expects to use the proceeds of the initial borrowing under the Incremental Facility together with permanent financing in the form of senior unsecured notes, in lieu of the Bridge Facility, to pay all or a portion of the cash consideration in connection with the Merger, refinance certain indebtedness of Western and its subsidiaries, and pay related fees and expenses. There can be no assurance that the permanent financing will be completed.

The foregoing description of the Amended and Restated Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Commitment Letter, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference in this Current Report on Form 8-K.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "may," "will," "could," "anticipate," "estimate," "expect," "predict," "project," "future," "potential," "intend," "plan," "assume," "believe," "forecast," "look," "build," "focus," "create," "work" "continue" or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger and the terms and conditions of certain planned financing for the Merger. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of common stock in the merger or that stockholders of Western may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed Merger or the Amended and Restated Commitment Letter in a timely manner or at all, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock or Western’s common stock, and other factors. All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://www.tsocorp.com and on the SEC's website at http://www.sec.gov. The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which the Company becomes aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

10.1
Amended and Restated Commitment Letter, dated November 29, 2016, among Tesoro Corporation, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., a member of MUFG, a global financial group, Wells Fargo Bank, National Association, Wells Fargo Securities LLC, WF Investment Holdings LLC, SunTrust Bank, SunTrust Robinson Humphrey, Inc., UBS AG, Stamford Branch and UBS Securities LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 2, 2016

TESORO CORPORATION
By:	/s/ STEVEN M. STERIN
Steven M. Sterin
Executive Vice President and Chief Financial Officer

Index to Exhibit

Exhibit Number	Description
10.1
Amended and Restated Commitment Letter, dated November 29, 2016, among Tesoro Corporation, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., a member of MUFG, a global financial group, Wells Fargo Bank, National Association, Wells Fargo Securities LLC, WF Investment Holdings LLC, SunTrust Bank, SunTrust Robinson Humphrey, Inc., UBS AG, Stamford Branch and UBS Securities LLC.

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